
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15
                             ---------------------

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
          SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                                                   COMMISSION FILE NO. 1-1-19571

                                 GRANCARE, INC.
                            A CALIFORNIA CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      C/O VITALINK PHARMACY SERVICES, INC.
                               ONE RAVINIA DRIVE
                                   SUITE 1240
                             ATLANTA, GEORGIA 30346
                                 (770) 677-7915
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                    Common Stock, par value $0.01 per share
                   9 3/8% Senior Subordinated Notes due 2005
              6 1/2% Convertible Subordinated Debentures due 2003

            (Title of each class of securities covered by this Form)

                                      None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

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
Rule 12g-4(a)(1)(i)    [X]                Rule 12h-3(b)(1)(ii)   [ ]
Rule 12g-4(a)(1)(ii)   [ ]                Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(2)(i)    [ ]                Rule 12h-3(b)(2)(ii)   [ ]
Rule 12g-4(a)(2)(ii)   [ ]                Rule 15d-6             [X]
Rule 12h-3(b)(1)(i)    [ ]

     Approximate number of holders of record as of the certification or notice date:

          Common Stock, par value $0.01 per share                -0-
          9 3/8% Senior Subordinated Notes due 2005              -3-
          6 1/2% Convertible Subordinated Debentures due 2003    -0-

     Pursuant to the requirements of the Securities Exchange Act of 1934, Vitalink Pharmacy Services, Inc., as the surviving corporation of the merger with GranCare, Inc., a California corporation, has caused this certification/notice to be signed on behalf of GranCare, Inc. by the undersigned duly authorized person.

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
DATE:  March 28, 1997                                               BY: /s/ ROBERT W. HORNER, III
----------------------------------                               ----------------------------------
                                                                       Robert W. Horner, III
                                                                          General Counsel
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